GenTek Inc. Summarizes Ongoing “Go Shop” Process
and Board Reaffirms Recommendation
PARSIPPANY, N.J., October 23, 2009 — GenTek Inc. (NASDAQ: GETI), a leading provider of specialty inorganic chemical products and valve actuation systems and components for automotive and heavy duty/commercial engines, today provided a summary of the ongoing “go shop” process contemplated by the Agreement and Plan of Merger, dated as of September 28, 2009, by and among GenTek, ASP GT Acquisition Corp. (“ASP”) and ASP GT Holding Corp (the “Merger Agreement”). Pursuant to the Merger Agreement, ASP commenced a tender offer to purchase for cash all of the outstanding shares of GenTek common stock at a price of $38.00 per share.
During the go-shop period, GenTek is permitted to, among other things, initiate, solicit and encourage, and to enter into and maintain discussions and negotiations with respect to, alternative acquisition proposals regarding GenTek. GenTek’s financial advisor for the transaction, Moelis & Company LLC (“Moelis & Company”), has been conducting the go-shop process under the direction of GenTek’s board of directors. As provided in the Merger Agreement GenTek may run the go-shop process for up to 45 days, and if the GenTek board of directors believes the process may lead to a proposal superior to ASP’s offer, the Board may direct ASP to extend the tender offer period if the Minimum Condition, as defined in the Merger Agreement, is not satisfied at the initial expiration date of the Offer.
Beginning on September 28, 2009, in compliance with the Merger Agreement, Moelis & Company has been in contact with approximately 90 separate parties to discuss their interest in making a proposal to acquire GenTek. Of those parties contacted, 18 executed confidentiality agreements, after which GenTek allowed them access to non-public financial and other information regarding GenTek.
Despite these extensive efforts by Moelis & Company, the contacts with the parties described above have not to date led to any proposals to acquire GenTek, nor has there been any indications of interest from these parties or any other parties that the GenTek board of directors considers likely to lead to a proposal superior to ASP’s offer. Accordingly, GenTek intends to continue working with ASP to complete the transactions contemplated by the Merger Agreement in a timely manner, and the GenTek board of directors will not direct that ASP extend the tender offer, as provided in the Merger Agreement.
In view of the current absence of any proposal or indication of interest related thereto, and for all of the reasons provided in Gentek’s Solicitation/Recommendation Statement on Schedule 14D-9 for the transaction filed with the U.S. Securities and Exchange Commission on October 2, 2009, as amended on October 8, 2009, the GenTek board of directors reaffirms its recommendation that the stockholders of GenTek accept the tender offer, tender their shares of common stock to ASP pursuant to the tender offer and, if required by applicable law, adopt the Merger Agreement and approve the merger.
The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 27, 2009, unless it is extended.
Moelis & Company is acting as financial advisor to GenTek and Latham & Watkins LLP is legal counsel to GenTek.

About GenTek Inc.
GenTek provides specialty inorganic chemical products and valve actuation systems and components for automotive and heavy duty/commercial engines. GenTek operates over 50 manufacturing facilities and technical centers and has approximately 1,100 employees. GenTek’s 2,000-plus customers include many of the world’s leading manufacturers of cars and trucks, and heavy equipment, in addition to global energy companies and water treatment facilities. Additional information about the Company is available at www.gentek-global.com.
Important Information about the Tender Offer
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of GenTek common stock has been made pursuant to an offer to purchase and related materials that ASP filed with the U.S. Securities and Exchange Commission. At the time the tender offer was commenced, on September 29, 2009, ASP filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, as amended on October 9, 2009 and October 15, 2009, and thereafter on October 2, 2009, GenTek filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, as amended on October 8, 2009. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/ RECOMMENDATION STATEMENT, IN EACH CASE, AS AMENDED, CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials have been sent free of charge to all stockholders of GenTek. In addition, all of these materials are available at no charge from the U.S. Securities and Exchange Commission through its web site at www.sec.gov, from the Information Agent named in the tender offer materials or from ASP.
Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from GenTek at www.gentek-global.com.
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For more information, please contact:
GenTek Inc.
Investor/Media Contact:
William E. Redmond, Jr.
973-515-0900
IR@gentek-global.com